

March 29, 2011

Mr. Garth Likes
Chief Executive Officer
Cyplasin Biomedical Ltd.
Advanced Technology Center
9650 – 20th Avenue,
Suite 131
Edmonton, AB T6N 1G1
Canada

>   **Re: Cyplasin Biomedical Ltd.**
>   **Form 10-K for the Fiscal Year Ended January 31, 2010**
>   **Filed May 18, 2010**
>   **File No. 000-52057**

Dear Mr. Likes:

We have reviewed your March 8, 2011 and March 24, 2011 responses to our February 17, 2011 comment letter and request that you amend your Form 8-K filed February 8, 2011 to include the complete Asset Assignment Agreement with C-Virionics Corporation entered into on December 29, 2009.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comment applies to your facts and circumstances please tell us why in your response. After reviewing your amendment, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director